ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

George Baxter
T +1 617 951 7748
george.baxter@ropesgray.com

January 31, 2018

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 198 to the Trust’s Registration Statement under the Securities Act and Amendment No. 244 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 198/244”), including (i) the Prospectus for GMO High Yield Fund, a series of the Trust (the “Fund”); (ii) the Statement of Additional Information for the Fund; (iii) other information and the signature page; and (iv) exhibits relating to the Fund.

Amendment No. 198/244 is being filed for the purpose of adding the Fund as a new series of the Trust. The Fund constitutes one of thirty-one series of the Trust. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust. Pursuant to the provisions of Rule 485(a)(2) under the Securities Act, it is intended that this Amendment No. 198/244 become effective seventy-five days after filing.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7748.

Very truly yours,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.
Sarah Clinton, Esq.